

January 30, 2014

Via E-mail
Benjamin G. Wolff
Chief Executive Officer and President
Pendrell Corporation
2300 Carillon Point
Kirkland, WA 98033

> **Re: Pendrell Corporation**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed March 8, 2013**
> **File No. 001-33008**

Dear Mr. Wolff:

We have reviewed your letter dated January 10, 2014 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 11, 2013.

Risk Factors

Rights of minority shareholder may limit future value, page 8

1. We note your response to prior comment 1 but given your disclosure on page 1 of your Form 10-K stating that the ContentGuard acquisition was a "cornerstone IP investment" and the voting agreement could restrict the extent to which you would be able to monetize ContentGuard's patent portfolio, it appears that this voting agreement is material to investors. Please confirm that you will expand the description of the voting agreement to discuss all material terms such as, but not limited to, the termination provisions and the identity of the parties to the agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

2.   We note your response to prior comment 2 but continue to believe that additional information regarding the duration of your patents would be material to investors. In this regard, please consider enhancing your disclosure in future filings to include the information you included in your response letter rather than stating that your patents have "fixed terms." Specifically, you noted that the company's existing patents expire between 2014 and 2035, with an average life of ten years.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or Jan Woo, Staff Attorney, at (202) 551-3453. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief